SECURITIES PURCHASE AGREEMENT
BY AND AMONG
INTEROIL CORPORATION
AND
THE PURCHASERS NAMED HEREIN
DATED AS OF
MAY 9, 2008

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EXHIBITS
Exhibit A – Form of Convertible Debenture
Exhibit B – Form of Registration Rights Agreement
SCHEDULES
Schedule 2.1 – Purchaser and Commitment Amounts
Schedule 3.2(c) – Liens and Ownership of Company’s Subsidiaries

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Schedule 3.3 – Exceptions to Disclosure Documents
Schedule 3.12 – Certain Fees
Schedule 3.15 – Preemptive Rights and Registration Rights
Schedule 6.2(a) – Accounts for Wire Instruction

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SECURITIES PURCHASE AGREEMENT
     This SECURITIES PURCHASE AGREEMENT, dated as of May 9, 2008 (this “Agreement”), is by and among INTEROIL CORPORATION, a Yukon Territory corporation (the “Company”), and each of the purchasers named in Schedule 2.1 attached hereto (individually, an “Initial Purchaser” and, collectively, with any Subsequent Purchasers (as defined below) the “Purchasers”, each, a “Purchaser”).
     WHEREAS, the Company desires to sell up to an aggregate of approximately $100,000,000 principal amount of the Company’s 8% Subordinated Convertible Debentures due 2013 (the “Debentures”) in the form attached as set forth in Exhibit A to the Purchasers, which Debentures shall be convertible into the Company’s common shares, no par value per share (as convertible, collectively, the “Underlying Shares”), and the Initial Purchasers desire to purchase all or a portion of such Debentures from the Company, each in accordance with the provisions of this Agreement; and
     WHEREAS, the Company will have the right to sell, upon the terms and conditions stated in this Agreement, Debentures to Subsequent Purchasers as set forth in an amended Schedule 2.1 in an aggregate principal amount equal to the difference between $100,000,000 and the sales to the Initial Purchasers hereunder; and
     WHEREAS, the Company has agreed to provide the Purchasers with certain registration rights with respect to the Underlying Shares pursuant to the terms and conditions of the Registration Rights Agreement entered into on the date hereof among the Company and the Purchasers, in the form attached as Exhibit B (the “Registration Rights Agreement”).
     NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and each of the Purchasers, severally and not jointly, hereby agree as follows:
ARTICLE I.
DEFINITIONS
     Section 1.1 Definitions. As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:
     “6-K Filing” shall have the meaning specified in Section 5.3.
     “Action” against a Person means any lawsuit, action, proceeding, investigation or complaint before any Governmental Authority, mediator or arbitrator.
     “Affiliate” means, with respect to a specified Person, any other Person, whether now in existence or hereafter created, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, “controlling”, “controlled by” and “under common control with”) means the power to direct or cause the direction of the management and policies of such

Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.
     “Agreement” shall have the meaning specified in the introductory paragraph.
     “Basic Documents” means, collectively, this Agreement, the Debentures, the Registration Rights Agreement, and any and all other agreements or instruments executed and delivered by the Parties to evidence the execution, delivery and performance of this Agreement, and any amendments, supplements, continuations or modifications thereto.
     “Business Day” means any day other than a Saturday, a Sunday or a legal holiday for commercial banks in New York, New York.
     “Canadian Disclosure Documents” shall have the meaning specified in Section 3.3.
     “Canadian Securities Laws” means, collectively, all applicable securities laws of the province of Ontario and the respective rules, regulations and instruments under such laws together with applicable published policy statements, notices, orders or rulings, if any, of the Canadian Securities Regulatory Authorities.
     “Canadian Securities Regulatory Authorities” means, collectively, the Ontario Securities Commission and any other Canadian regulatory authority having jurisdiction.
     “Closing” shall have the meaning specified in Section 2.3.
     “Closing Date” shall have the meaning specified in Section 2.3.
     “Code” means the United States Internal Revenue Code of 1986, as amended from time to time.
     “Commission” means the United States Securities and Exchange Commission.
     “Commitment Amount” means the dollar amount set forth opposite each Purchaser’s name on Schedule 2.1. For each Purchaser, the Commitment Amount shall be the aggregate principal amount of Debentures to be purchased by such Purchaser.
     “Common Shares” means the Common Shares of the Company representing equity interests therein.
     “Company” shall have the meaning specified in the introductory paragraph.
     “Company Financial Statements” shall have the meaning specified in Section 3.3.
     “Company Material Adverse Effect” means any material and adverse effect on (i) the assets, liabilities, financial condition, business, operations, prospects or affairs of the Company and its Subsidiaries, taken as a whole, other than those occurring as a result of general economic or financial conditions or any other developments that are not unique to and do not have a material disproportionate impact on the Company and its Subsidiaries but also affect other

Persons who participate in or are engaged in the lines of business in which the Company and its Subsidiaries participate or are engaged, (ii) the ability of the Company and its Subsidiaries, taken as a whole, to carry out their business as of the date of this Agreement or to meet their obligations under the Basic Documents on a timely basis or (iii) the ability of the Company to consummate the transactions under any Basic Document.
     “Company Organizational Document” means, collectively, certificate of continuance (as amended) and by-laws of the Company.
     “Company Organizational Law” means the Business Corporations Act (Yukon Territory, Canada).
     “Company SEC Documents” shall have the meaning specified in Section 3.3.
     “Debentures” shall have the meaning set forth in the recitals.
     “Equity Interests” means, collectively, the shares of capital stock of the Company.
     “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.
     “GAAP” means generally accepted accounting principles in Canada in effect from time to time.
     “Governmental Authority” shall include the country, state, county, city and political subdivisions in which any Person or such Person’s Property is located or that exercises valid jurisdiction over any such Person or such Person’s Property, and any court, agency, department, commission, board, bureau or instrumentality of any of them and any monetary authorities that exercise valid jurisdiction over any such Person or such Person’s Property. Unless otherwise specified, all references to Governmental Authority herein shall mean a Governmental Authority having jurisdiction over, where applicable, the Company, its Subsidiaries or any of their Property or any of the Purchasers.
     “Indemnified Party” shall have the meaning specified in Section 7.1.
     “Indemnifying Party” shall have the meaning specified in Section 7.3.
     “Initial Closing” shall have the meaning specified in Section 2.3.
     “Initial Closing Date” shall have the meaning specified in Section 2.3.
     “Initial Purchaser” shall have the meaning specified in the introductory paragraph.
     “Law” means any federal, state, provincial, local or foreign order, writ, injunction, judgment, settlement, award, decree, statute, law, rule or regulation.
     “Lien” means any interest in Property securing an obligation owed to, or a claim by, a Person other than the owner of the Property, whether such interest is based on the common law,

statute or contract, and whether such obligation or claim is fixed or contingent, and including the lien or security interest arising from a mortgage, encumbrance, pledge, security agreement, conditional sale or trust receipt or a lease, consignment or bailment for security purposes.
     “Lock-Up Date” means 14 days following the Initial Closing Date (with respect to the Initial Purchasers) or 14 days following the Subsequent Closing Date (with respect to the Subsequent Purchasers, if any).
     “Party” or “Parties” means the Company and the Purchasers, individually or collectively, as the case may be.
     “Person” means any individual, corporation, company, voluntary association, partnership, joint venture, trust, limited liability company, unincorporated organization or government or any agency, instrumentality or political subdivision thereof, or any other form of entity.
     “Property” means any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible.
     “Purchase Price” means the aggregate of each Purchaser’s Commitment Amount.
     “Purchaser” shall have the meaning specified in the introductory paragraph.
     “Purchaser Material Adverse Effect” means any material and adverse effect on (i) the ability of a Purchaser to meet its obligations under the Basic Documents on a timely basis or (ii) the ability of a Purchaser to consummate the transactions under any Basic Document.
     “Purchasers” shall have the meaning specified in the introductory paragraph.
     “Registration Rights Agreement” shall have the meaning specified in the recitals.
     “Representatives” of any Person means the Affiliates, control persons, officers, directors, managers, employees, agents, counsel, investment bankers and other representatives of such Person.
     “Securities Act” means the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.
     “Shareholders” means the holders of the Company’s Common Shares.
     “Stock Exchange” means the American Stock Exchange and the Toronto Stock Exchange.
     “Subsequent Closing” shall have the meaning specified in Section 2.3.
     “Subsequent Closing Date” shall have the meaning specified in Section 2.3.
     “Subsequent Offer Period” shall have the meaning specified in Section 2.2.

     “Subsequent Placement” shall have the meaning specified in Section 2.2.
     “Subsequent Purchaser” shall have the meaning specified in Section 2.2.
     “Subsidiary” means, as to any Person, (i) any corporation or other entity of which a majority of the outstanding equity interest having by the terms thereof ordinary voting power to elect a majority of the board of directors (or comparable group) of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more of its Subsidiaries or (ii) any limited partnership in which such Person and its Subsidiaries own equity interests entitling at a given time such Person and its Subsidiaries to a majority of the distributions of such limited partnership if such limited partnership were to be liquidated at such time.
     “Tax” means any tax (including without limitation any income tax, franchise tax, capital gains tax, gross receipts tax, license tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, environmental tax, inventory tax, occupancy tax, severance tax, withholding tax, payroll tax, employment tax, gift tax, estate tax or inheritance tax), levy, assessment, tariff, impost, imposition, toll, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Authority or payable pursuant to any tax-sharing agreement or pursuant to any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, impost, imposition, toll, duty, deficiency or fee.
     “Tax Return” means any return (including any information return), report, claim for refund, statement, declaration, schedule, notice, notification, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any legal requirement relating to any Tax, and including any amendment thereof.
     “Underlying Shares” shall have the meaning specified in the Recitals.
     Section 1.2 Accounting Procedures and Interpretation. Unless otherwise specified in this Agreement, all accounting terms used herein shall be interpreted, all determinations with respect to accounting matters under this Agreement shall be made, and all financial statements and certificates and reports as to financial matters required to be furnished to the Purchasers under this Agreement shall be prepared, in accordance with GAAP applied on a consistent basis during the periods involved (except, in the case of unaudited statements) and in compliance as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto.

ARTICLE II.
SALE AND PURCHASE
     Section 2.1 Initial Sale and Purchase. Subject to the terms and conditions of this Agreement, at the Initial Closing, the Company hereby agrees to issue and sell to each Initial Purchaser, and each Initial Purchaser hereby agrees, severally and not jointly, to purchase from the Company, the principal amount of Debentures set forth opposite its name on Schedule 2.1. Each Purchaser agrees to pay the Company in immediately available funds its Commitment Amount at Closing.
     Section 2.2 Subsequent Placement of Debentures. Within 90 days of the Initial Closing Date (or, if such 90th day shall be a Saturday or Sunday or a holiday, on the next Business Day thereafter) (the “Subsequent Offer Period”), the Company shall have the right to issue and sell to additional purchasers (each, a “Subsequent Purchaser”, collectively, “Subsequent Purchasers”; it being understood and agreed that the Initial Purchasers shall have no obligation to participate in any Subsequent Placement (as defined below)), up to an aggregate of $100,000,000 principal amount of Debentures, less the amount sold to the Initial Purchasers on the Initial Closing Date (the “Subsequent Placement”) on the same terms agreed to by the Initial Purchasers on the Initial Closing Date, subject to any changes thereto as may be required by the Stock Exchange. Subject to the terms and conditions of this Agreement, in the event of a Subsequent Closing, the Company hereby agrees to issue and sell to each Subsequent Purchaser, and each Subsequent Purchaser hereby agrees, severally and not jointly, to purchase from the Company, the aggregate principal amount of Debentures set forth opposite its name on an amended Schedule 2.1 of Purchasers (which amount for all Subsequent Purchasers in the aggregate shall not exceed $100,000,000, less the amount sold to the Initial Purchasers on the Initial Closing Date). Each Subsequent Purchaser shall execute a counterpart signature page to this Agreement and the Registration Rights Agreement agreeing to be bound by the terms hereof and thereof and the Company shall amend Schedule 2.1 of Purchasers to reflect such Subsequent Purchasers and shall distribute such amended Schedule of Purchasers to each of the Initial Purchasers. In the event of a Subsequent Closing, each Subsequent Purchaser agrees to pay the Company in immediately available funds the Commitment Amount as set forth in the amended Schedule 2.1.
     Section 2.3 Closings. The execution and delivery of the Basic Documents, the delivery of the Debentures for the Initial Purchasers, the payment by each Initial Purchaser of its respective Commitment Amount and execution and delivery of all other instruments, agreements and other documents required by this Agreement (the “Initial Closing”) shall take place on the date hereof (the “Initial Closing Date”). The purchase and sale of an aggregate principal amount of Debentures to the Subsequent Purchasers equal to the difference between $100,000,000 and the sale to the Initial Purchasers on the Initial Closing Date shall take place at a closing (the “Subsequent Closing”) at any time following the date hereof but not more than five Business Days following the end of the Subsequent Offer Period (the “Subsequent Closing Date”). The execution of this Agreement by each Subsequent Purchaser, the delivery of Debentures, the payment by each Subsequent Purchaser of its respective Commitment Amount and the execution and delivery of all other instruments, agreements and other documents required by this Agreement shall take place at the Subsequent Closing. The Initial Closing and the Subsequent Closing collectively are referred to in this Agreement as the “Closings” or as applicable, each, a “Closing.” The Initial Closing Date and the Subsequent Closing Date collectively are referred to in this Agreement as the “Closing Date” or as applicable, each, a “Closing Date.”

     Section 2.4 Respective Obligations. The respective obligations of each Purchaser under this Agreement are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under this Agreement. The failure or waiver of performance under this Agreement by any Purchaser, or on its behalf, does not excuse performance by any other Purchaser. Nothing contained herein or in any other Basic Document, and no action taken by any Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by any Basic Document. Except as otherwise provided in this Agreement or the other Basic Documents, each Purchaser shall be entitled to independently protect and enforce its rights, including the rights arising out of this Agreement or out of the other Basic Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.
ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     The Company represents and warrants to the Purchasers, on and as of the date of this Agreement and on and as of each Closing Date, as follows:
     Section 3.1 Existence. The Company: (i) is a corporation duly continued, validly existing and in good standing under the Laws of the Yukon Territory, Canada; (ii) has all requisite corporate power and authority necessary to own its Properties and carry on its business as its business is now being conducted, except where the failure to obtain such licenses, authorizations, consents and approvals would not reasonably be expected to have a Company Material Adverse Effect; and (iii) is qualified to do business in all jurisdictions in which the nature of the business conducted by it makes such qualifications necessary, except where failure so to qualify would not reasonably be expected to have a Company Material Adverse Effect.
     Section 3.2 Capitalization and Valid Issuance of the Debentures.
     (a) As of the date of this Agreement, the issued and outstanding Equity Interests of the Company consist of 33,760,833 Common Shares and 517,777 shares of Series A Preferred Shares. All of the issued and outstanding Equity Interests have been duly authorized and validly issued in accordance with applicable Law and the Company Organizational Document and are fully paid (to the extent required by applicable Law and under the Company Organizational Document) and non-assessable.
     (b) Other than the Company’s long-term incentive plans, the Company has no equity compensation plans that contemplate the issuance of Equity Interests (or securities convertible into or exchangeable for Equity Interests). The Company, prior to issuance and sale of the Debentures, has no outstanding indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which the Shareholders may vote. Except for Common Shares and options issued pursuant to the Company’s long-term incentive plans, as contemplated by this Agreement or as are contained in the Company Organizational Document, up to 2,760,000 Common Shares issuable upon conversion of indirect participation interests, 337,252 Common Shares issuable on conversion of warrants, and up to 5,000 Common Shares upon conversion of certain rights held by Petroleum Independent and Exploration Corporation in SP InterOil LDC, there are no outstanding or authorized (i) options, warrants, subscriptions, calls or other rights, convertible securities, agreements, claims or commitments of any character obligating the Company or any of its Subsidiaries to issue, transfer or sell any equity interests in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such equity interests, (ii) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any equity interests in the Company or any of its Subsidiaries or any such securities or agreements listed in clause (i) of this sentence or (iii) stockholder agreements, voting trusts or similar agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of the equity interests of the Company or any of its Subsidiaries.
     (c) (i) Except as set forth on Schedule 3.2(c), all of the issued and outstanding equity interests of each of the Company’s Subsidiaries are owned, directly or indirectly, by the Company free and clear of any Liens (except for such restrictions as may exist under applicable securities laws and except for such Liens as may be imposed under the Company’s or its Subsidiaries’ credit facilities filed as exhibits to the Company SEC Documents), and all such ownership interests have been duly authorized and validly issued and are fully paid (to the extent required by applicable Law and the organizational documents of the Company’s Subsidiaries, as applicable) and non-assessable (except as non-assessability may be affected by the organizational documents of the Company’s Subsidiaries or any Laws of any other jurisdiction of organization of a Subsidiary of the Company, as applicable) and free of preemptive rights, with no personal liability attaching to the ownership thereof, and (ii) except as disclosed in the Company SEC Documents, neither the Company nor any of its Subsidiaries owns any shares of capital stock or other securities of, or interest in, any other Person, or is obligated to make any capital contribution to or other investment in any other Person.
     (d) The offer and sale of the Debentures and the interests represented thereby have been duly authorized by the Company pursuant to the Company Organizational Document prior to the Closing and, when issued and delivered to the Purchasers against payment therefor in accordance with the terms of this Agreement, will be validly issued, fully paid (to the extent required by applicable Law and the Company Organizational Document) and non-assessable and will be free of any and all Liens and restrictions on transfer, other than restrictions on transfer under applicable state and federal securities Laws and other than such Liens as are created by the Purchasers.
     (e) The Debentures shall have those terms and conditions as set forth in Exhibit A.
     (f) The Underlying Shares upon conversion will be issued in compliance with all applicable rules of the Stock Exchange. The Company has submitted to the American Stock Exchange an additional listing application with respect to the Underlying Shares. [The Underlying Shares have been conditionally approved for listing by the Toronto Stock Exchange and will be posted for trading on the Toronto Stock Exchange upon satisfaction of the conditions of such conditional approval.] The Company’s currently outstanding Common Shares are quoted on the Stock Exchange and the Company has not received any notice of delisting.

     (g) The Underlying Shares shall have those rights, preferences, privileges and restrictions governing the Common Shares as set forth in the Company Organizational Document.
     (h) The Underlying Shares are duly authorized and reserved for issuance and, upon conversion of the Debentures in accordance with the terms thereof, such Underlying Shares will be validly issued, fully paid and non-assessable, free and clear or any and all liens, claims and encumbrances, except for transfer restrictions imposed by applicable securities laws.
     (i) The Company is a “reporting issuer” (or its equivalent) in good standing in the province of Ontario within the meaning of applicable Canadian Securities Laws in such provinces and is not in default of any requirements in relation thereto and is in compliance, with the by-laws, rules and regulations of the Toronto Stock Exchange.
     Section 3.3 Company SEC Documents. Since December 31, 2007, the Company has filed: (i) with the Commission all forms, reports, schedules and statements required to be filed by it under the Exchange Act or the Securities Act (all such documents filed on or prior to the date of this Agreement, collectively, the “Company SEC Documents”); and (ii) with the Canadian Securities Regulatory Authorities all documents and other information required to be filed by it in compliance with applicable Canadian Securities Laws (all such documents filed on or prior to the date of this Agreement, collectively, the “Canadian Disclosure Documents”). Except as set forth on Schedule 3.3, the Company SEC Documents and the Canadian Disclosure Documents, including any audited or unaudited financial statements and any notes thereto or schedules included therein (the “Company Financial Statements”), at the time filed (in the case of registration statements, solely on the dates of effectiveness) (except to the extent corrected by a subsequently filed Company SEC Document filed prior to the date of this Agreement) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, (iii) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto, (iv) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (v) fairly present (subject in the case of unaudited statements to normal, recurring and year-end audit adjustments) in all material respects the consolidated financial position and status of the business of the Company as of the dates thereof and the consolidated results of its operations and cash flows for the periods then ended. PriceWaterhouseCoopers, LLP is an independent registered public accounting firm with respect to the Company and has not resigned or been dismissed as independent registered public accountants of the Company as a result of or in connection with any disagreement with the Company on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures.
     Section 3.4 No Material Adverse Change. Except as set forth in or contemplated by the Company SEC Documents, since December 31, 2007, the Company and its Subsidiaries have conducted their business in the ordinary course, consistent with past practice, and there has been no (i) change, event or circumstance that has had or would reasonably be expected to have a

Company Material Adverse Effect, (ii) acquisition or disposition of any material asset by the Company or any of its Subsidiaries or any contract or arrangement therefor, otherwise than for fair value in the ordinary course of business, (iii) material change in the Company’s accounting principles, practices or methods or (iv) incurrence of material indebtedness.
     Section 3.5 Litigation. Except as set forth in the Company SEC Documents, there is no Action pending or, to the knowledge of the Company, contemplated or threatened against the Company or any of its Subsidiaries or any of their respective officers, directors or Properties, which (individually or in the aggregate) reasonably would be expected to have a Company Material Adverse Effect or which challenges the validity of this Agreement.
     Section 3.6 No Breach. The execution, delivery and performance by the Company of the Basic Documents to which it is a party and all other agreements and instruments in connection with the transactions contemplated by the Basic Documents, and compliance by the Company with the terms and provisions hereof and thereof, do not and will not (a) violate any provision of any Law, governmental permit, determination or award having applicability to the Company or any of its Subsidiaries or any of their respective Properties, (b) conflict with or result in a violation of any provision of any of the organizational documents of the Company or any of its Subsidiaries, (c) require any consent, approval or notice under or result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under (i) any note, bond, mortgage, license, or loan or credit agreement to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective Properties may be bound or (ii) any other agreement, instrument or obligation, or (d) result in or require the creation or imposition of any Lien upon or with respect to any of the Properties now owned or hereafter acquired by the Company or any of its Subsidiaries, except in the cases of clauses (a), (c) and (d) where such violation, default, breach, termination, cancellation, failure to receive consent or approval, or acceleration with respect to the foregoing provisions of this Section 3.6 would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
     Section 3.7 Authority. The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under the Basic Documents to which it is a party and to consummate the transactions contemplated thereby; the execution, delivery and performance by the Company of each of the Basic Documents to which it is a party, and the consummation of the transactions contemplated thereby, have been duly authorized by all necessary action on behalf of the Company; and the Basic Documents constitute the legal, valid and binding obligations of the Company, enforceable in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer and similar Laws affecting creditors’ rights generally or by general principles of equity, including principles of commercial reasonableness, fair dealing and good faith. Except as contemplated by this Agreement, no approval by the Shareholders is required as a result of the Company’s issuance and sale of the Debentures.
     Section 3.8 Approvals. Except as contemplated by Section 3.2 (all of which approvals described therein have been obtained on or prior to the date hereof other than as contemplated by Section 3.2(f)), no authorization, consent, approval, waiver, license, qualification or written exemption from, nor any filing, declaration, qualification or registration with, any Governmental Authority or any other Person (including without limitation waivers of preemptive rights or similar preferential purchase rights) is required in connection with the execution, delivery or performance by the Company of any of the Basic Documents to which it is a party; except where the failure to receive such authorization, consent, approval, waiver, license, qualification or written exemption or to make such filing, declaration, qualification or registration would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
     Section 3.9 Investment Company Status. The Company is not, and is not an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.
     Section 3.10 Offering. Assuming the accuracy of the representations and warranties of the Purchasers contained in this Agreement, the sale and issuance of the Debentures and the Underlying Shares pursuant to this Agreement are exempt from the registration requirements of the Securities Act, and all other U.S. federal and state securities laws, and neither the Company nor any authorized Representative acting on its behalf has taken or will take any action hereafter that would cause the loss of such exemption. The issue and sale of the Debentures and the Underlying Shares hereunder is exempt from any prospectus filing or delivery requirements of Canadian Securities Laws, without the necessity of obtaining any order or ruling of any securities regulatory authority, provided each purchaser is an “accredited investor” as such term is defined in Section 1.1 of National Instrument 45-106 as adopted by the Canadian Securities Administrators.
     Section 3.11 Resale of Securities. The Underlying Shares will not be subject to any statutory hold period under Canadian Securities Laws other than, in each such case, resale restrictions including a restricted period of four months from the date of the issuance of the Underlying Shares; and upon the expiry of such restricted period, no prospectus or other document will be required to be filed, any proceeding taken or any approval, permit, consent or authorization obtained by the holders of the Underlying Shares under Canadian Securities Laws in connection with the resale of such Underlying Shares in Canada through registered dealers or brokers, and such Underlying Shares shall be freely tradable through the facilities of the Toronto Stock Exchange, subject to the absence of any orders restricting trades in such Underlying Shares, compliance with other resale restrictions and general restrictions applicable to holders thereof who are insiders of, or persons in a special relationship with, the Company or who are “control persons” as contemplated by Canadian Securities Laws.
     Section 3.12 Certain Fees. Other than the fees set forth on Schedule 3.12, no fees or commissions will be payable by the Company to brokers, finders or investment bankers with respect to the sale of any of the Debentures or the consummation of the transactions contemplated by this Agreement. The Purchasers shall not be liable for any such fees or commissions. The Company agrees that it will indemnify and hold harmless each of the Purchasers from and against any and all claims, demands or liabilities for broker’s, finder’s, placement or other similar fees or commissions incurred by the Company or alleged to have been incurred by the Company in connection with the sale of the Debentures or the consummation of the transactions contemplated by this Agreement.

     Section 3.13 Internal Accounting Controls. Except as disclosed in the Company SEC Documents, the Company and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company is not aware of any material failure of such internal accounting controls.
     Section 3.14 Preemptive Rights. Except (i) as set forth in the Company Organizational Document, (ii) as provided in the Basic Documents, (iii) for existing awards under the Company’s long-term incentive plans, (iv) certain Common Shares issuable pursuant to existing indirect participation interests, outstanding warrants, the Series A Preferred Shares and certain conversion rights held by Petroleum Independent and Exploration Corporation in SP InterOil LDC, and (vi) those items otherwise set forth on Schedule 3.15, there are no preemptive rights or other rights to subscribe for or to purchase, nor any restriction upon the voting or transfer of, any capital stock or equity interests of the Company pursuant to any other agreement or instrument to which the Company is a party or by which it may be bound.
     Section 3.15 Insurance. The Company and its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks as the Company reasonably believes are prudent and customary for its businesses. The Company does not have any reason to believe that it or any Subsidiary will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business.
     Section 3.16 Acknowledgment Regarding Purchase of the Debentures. The Company acknowledges and agrees that (i) each of the Purchasers is participating in the transactions contemplated by this Agreement and the other Basic Documents at the Company’s request and the Company has concluded that such participation is in the Company’s best interest and is consistent with the Company’s objectives and (ii) each of the Purchasers is acting solely in the capacity of an arm’s length purchaser. The Company further represents to each Purchaser that the Company’s decision to enter into this Agreement has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its Representatives.
     Section 3.17 Anti-Takeover Laws. The Company has taken all action required to be taken by it in order to exempt the execution, delivery and performance of this Agreement and the other Basic Documents and the issuance of the Debentures from, and each of the foregoing is hereby exempt from, the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other anti-takeover Laws of any jurisdiction.
     Section 3.18 Compliance with Laws. Neither the Company nor any of its Subsidiaries is in violation of any judgment, decree or order or any Law applicable to the Company or its Subsidiaries, except as would not, individually or in the aggregate, have a Company Material

Adverse Effect. The Company is otherwise in compliance with the Securities Act, the Exchange Act and all other rules and regulations promulgated by the Commission and applicable to the Company, including those under the Sarbanes-Oxley Act of 2002, as amended. The Company and its Subsidiaries possess all certificates, authorizations, licenses and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Company Material Adverse Effect, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization, licenses or permit, except where such potential revocation or modification would not have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company, any of its Subsidiaries or any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Company or any of its Subsidiaries: (i) directly or indirectly used any Company funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political parties or campaigns from Company funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.
     Section 3.19 Tax Matters. Company and each of its Subsidiaries has filed (or has had filed on its behalf) all Tax Returns required by applicable law to be filed by it or them prior to or as of the date hereof, and such Tax Returns were true, correct and complete. Each of the Company and its Subsidiaries has paid (or has had paid on its behalf) or, where payment is not yet due, has established in accordance with GAAP an adequate accrual for the payment of all Taxes due with respect to any period ending prior to or as of the date hereof. There is no Tax deficiency which has been asserted or threatened against the Company or any Subsidiary.
     Section 3.20 Title to Assets. Company and its Subsidiaries have good and indefeasible title to all real and personal property owned by them that is material to the business of the Company and Subsidiaries taken as whole, free and clear of all encumbrances, other than those set forth in the Company SEC Documents or that do not materially affect the value of such property or do not materially interfere with the use thereof by the Company and/or its Subsidiaries in its ordinary course of business. Any real or personal property held under lease by the Company or its Subsidiaries is held under a valid and enforceable lease, and is in full force and effect in all material respects.
     Section 3.21 Adverse Proceedings. As of the date of this Agreement, and prior to the issuance and sale of the Underlying Shares, no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Underlying Shares or any of the Company’s issued securities being issued and no proceeding for such purpose is pending or, to the knowledge of the Company, threatened by any securities regulatory authority or stock exchange in Canada or the United States.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF EACH PURCHASER
     Each Purchaser, severally and not jointly, represents and warrants to the Company with respect to itself, on and as of the date of this Agreement and on and as of each Closing Date, as follows:
     Section 4.1 Valid Existence. Such Purchaser (i) is duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and (ii) has all requisite power, and has all material governmental licenses, authorizations, consents and approvals, necessary to own its Properties and carry on its business as its business is now being conducted, except where the failure to obtain such licenses, authorizations, consents and approvals would not have and would not reasonably be expected to have a Purchaser Material Adverse Effect.
     Section 4.2 No Breach. The execution, delivery and performance by such Purchaser of the Basic Documents to which it is a party and all other agreements and instruments in connection with the transactions contemplated by the Basic Documents to which it is a party, and compliance by such Purchaser with the terms and provisions hereof and thereof and the purchase of the Debentures and the Underlying Shares by such Purchaser do not and will not (a) violate any provision of any Law, governmental permit, determination or award having applicability to such Purchaser or any of its Properties, (b) conflict with or result in a violation of any provision of the organizational documents of such Purchaser or (c) require any consent (other than standard internal consents), approval or notice under or result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under (i) any note, bond, mortgage, license, or loan or credit agreement to which such Purchaser is a party or by which such Purchaser or any of its Properties may be bound or (ii) any other such agreement, instrument or obligation, except in the case of clauses (a) and (c) where such violation, default, breach, termination, cancellation, failure to receive consent or approval, or acceleration with respect to the foregoing provisions of this Section 4.2 would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.
     Section 4.3 Investment. The Debentures and the Underlying Shares are being acquired for such Purchaser’s own account, or the accounts of such Purchaser’s members or shareholders or clients for whom such Purchaser exercises discretionary investment authority (all of whom such Purchaser represents and warrants are “accredited investors” within the meaning of Rule 501 of Regulation D promulgated by the Commission pursuant to the Securities Act) and are “accredited investors” within the meaning of paragraph (m) of the definition of “accredited investor” in Section 1.1 of National Instrument 45-106 as adopted by the Canadian Securities Administrators, not as a nominee or agent, and with no present intention of distributing the Debentures, the Underlying Shares or any part thereof, and such Purchaser has no present intention of selling or granting any participation in or otherwise distributing the same in any transaction in violation of the securities Laws of the United States of America or any state, without prejudice, however, to such Purchaser’s right at all times to sell or otherwise dispose of all or any part of the Debentures or the Underlying Shares under a registration statement under the Securities Act and applicable state securities Laws or under an exemption from such registration available thereunder (including, if available, Rule 144 under the Securities Act). If such Purchaser should in the future decide to dispose of any of the Debentures or the Underlying Shares, such Purchaser understands and agrees (a) that it may do so only (i) in compliance with the Securities Act and applicable state securities Law, as then in effect, or pursuant to an exemption therefrom or (ii) in the manner contemplated by any registration statement pursuant to which such securities are being offered, and (b) that stop-transfer instructions to that effect will be in effect with respect to such securities.
     Section 4.4 Nature of Purchaser. Such Purchaser represents and warrants to, and covenants and agrees with, the Company that (a) it is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated by the Commission pursuant to the Securities Act (b) it is an “accredited investor” within the meaning of paragraph (m) of the definition of “accredited investor” in Section 1.1 of National Instrument 45-106 as adopted by the Canadian Securities Administrators and (c) by reason of its business and financial experience it has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Debentures and the Underlying Shares, is able to bear the economic risk of such investment and, at the present time, would be able to afford a complete loss of such investment.
     Section 4.5 Receipt of Information; Authorization. Such Purchaser acknowledges that it has (a) had access to the Company SEC Documents and Canadian Disclosure Documents and (b) been provided a reasonable opportunity to ask questions of and receive answers from Representatives of the Company regarding the matters described therein.
     Section 4.6 Restricted Securities. Such Purchaser understands that the Debentures and the Underlying Shares issuable upon conversion it is purchasing are characterized as “restricted securities” under the federal securities Laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such Laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances. In this connection, such Purchaser represents that it is knowledgeable with respect to Rule 144 under the Securities Act.
     Section 4.7 Certain Fees. No fees or commissions will be payable by such Purchaser to brokers, finders or investment bankers with respect to the sale of any of the Debentures or the Underlying Shares or the consummation of the transactions contemplated by this Agreement. The Company will not be liable for any such fees or commissions. Such Purchaser agrees, severally and not jointly with the other Purchasers, that it will indemnify and hold harmless the Company from and against any and all claims, demands or liabilities for broker’s, finder’s, placement or other similar fees or commissions incurred by such Purchaser or alleged to have been incurred by such Purchaser in connection with the purchase of the Debentures or the Underlying Shares or the consummation of the transactions contemplated by this Agreement.

     Section 4.8 Legends. It is understood that the Debentures and the Underlying Shares issuable upon conversion initially will bear the following legends; provided however, the Debentures shall not include the legend in Section 4(c):
     (a) “These securities have not been registered under the Securities Act of 1933, as amended. These securities may not be sold, offered for sale, pledged (except in connection with a bona fide margin account or other loan or financing arrangement secured by these securities) or hypothecated in the absence of a registration statement in effect with respect to the securities under such Act or pursuant to an exemption from registration thereunder and, in the case of a transaction exempt from registration, the issuer has received documentation reasonably satisfactory to it that such transaction does not require registration under such Act.”
     (b) “Unless permitted under securities legislation, the holder of this security must not trade the security before [insert the date that is 4 months and a day after the distribution date].”
     (c) “The securities represented by this certificate are listed on the Toronto Stock Exchange (“TSX”); however, the said securities cannot be traded through the facilities of TSX since they are not freely transferable, and consequently any certificate representing such securities is not “good delivery” in settlement of transactions on TSX.”
     For the avoidance of doubt, the Underlying Shares may be pledged in connection with a bona fide margin account or other loan or financing arrangement secured by such Underlying Shares and such pledge shall not be deemed to be a transfer, sale or assignment of such Underlying Shares, and no buyer effecting such a pledge shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Basic Document.
     Section 4.9 No Voting Agreements. The Purchaser has not entered and will not enter any voting trust or similar arrangement that has the effect of directing the manner in which the votes attaching to the Underlying Shares may be voted.
     Section 4.10 Clarion Debt Conversion. The indebtedness of the Company to Clarion Finanz A.G. under the Credit Agreement by and among the Company, as Borrower, Merrill Lynch Capital Corporation, as Lender, Administrative Agent and Collateral Agent, and Pacific LNG Operations Limited, as Lender, dated as of May 4, 2006, as amended (including that certain Amendment No. 1 to Credit Agreement, dated as of March 30, 2007), has been satisfied and the Company has no further obligations under such credit facility to Clarion Finanz A.G.
ARTICLE V.
COVENANTS
     Section 5.1 Purchaser Lock-Up. Without the prior written consent of the Company, each Purchaser agrees that from and after the Closing it will not sell any of its Debentures or Underlying Shares issuable upon conversion prior to the Lock-Up Date; provided, however, that each Purchaser may transfer its Debentures or Underlying Shares to an Affiliate of such Purchaser or to any other Purchaser or an Affiliate of such other Purchaser provided that such Affiliate agrees to the restrictions in this Section 5.1.

     Section 5.2 Taking of Necessary Action. Each of the Parties hereto shall use its commercially reasonable efforts promptly to take or cause to be taken all action and promptly to do or cause to be done all things necessary, proper or advisable under applicable Law and regulations to consummate and make effective the transactions contemplated by this Agreement. Without limiting the foregoing, the Company and each Purchaser will, and the Company shall cause each of its Subsidiaries to, use its commercially reasonable efforts to make all filings and obtain all consents of Governmental Authorities that may be necessary or, in the reasonable opinion of the Purchasers or the Company, as the case may be, advisable for the consummation of the transactions contemplated by this Agreement and the other Basic Documents.
     Section 5.3 Non-Disclosure; Interim Public Filings. Before 8:30 a.m., New York time, on the first Business Day following each applicable Closing Date, the Company shall issue a press release acceptable to the Purchasers disclosing all material terms of the transactions contemplated hereby and any material non-public information in possession of the Purchasers, and file a report on Form 6-K with the Commission (the “6-K Filing”) describing the terms of the transactions contemplated by this Agreement and the other Basic Documents and including as exhibits to such report on Form 6-K this Agreement and the other Basic Documents, in the form required by the Exchange Act. Thereafter, the Company shall timely file any filings and notices required by the Commission, Canadian Securities Regulatory Authorities or applicable Law with respect to the transactions contemplated hereby and provide copies thereof to the Purchasers promptly after filing. Except with respect to the 6-K Filing, any required filings with the Stock Exchange and the press release referenced above (a copy of which will be provided to the Purchasers for their review as early as practicable prior to its filing), the Company shall, at least two Business Days prior to the filing or dissemination of any disclosure required by this Section 5.3, provide a copy thereof to the Purchasers for their review. The Company and the Purchasers shall consult with each other in issuing any press releases or otherwise making public statements or filings and other communications with the Commission, Canadian Securities Regulatory Authorities or any regulatory agency or the Stock Exchange (or other exchange on which securities of the Company are listed or traded) with respect to the transactions contemplated hereby, and neither Party shall issue any such press release or otherwise make any such public statement, filing or other communication without the prior consent of the other, except if (i) such disclosure is required by Law, in which case the disclosing Party shall promptly provide the other Party with prior notice of such public statement, filing or other communication or (ii) it is advised in writing by its counsel that it is necessary to do so under the rules or regulations of the Stock Exchange or other trading market on which its securities are traded and then, in any event, the Company will consult with and provide a reasonable opportunity for review by the Purchasers (as practicable under the circumstances) before issuing such press release or other public disclosure. Notwithstanding the foregoing, the Company shall not publicly disclose the name of any Purchaser, or include the name of any Purchaser in any press release, without the prior written consent of such Purchaser except to the extent the names of the Purchasers are included in this Agreement as filed as an exhibit to the 6-K Filing and the press release referred to in the first sentence above. The Company shall not, and shall cause each of its respective Representatives not to, provide any Purchaser with any material non-public information regarding the Company from and after the issuance of the above-referenced press release without the express written consent of such Purchaser.

     Section 5.4 Use of Proceeds. The Company shall use the collective proceeds from the sale of the Debentures to repay Merrill Lynch Capital Corporation its portion of the outstanding indebtedness, accrued interest and fees under the Credit Agreement by and among the Company, as Borrower, Merrill Lynch Capital Corporation, as Lender, Administrative Agent and Collateral Agent, and Pacific LNG Operations Limited, as Lender, dated as of May 4, 2006, as amended (including that certain Amendment No. 1 to Credit Agreement, dated as of March 30, 2007), and upon application of such proceeds as provided by this Section 5.5 the Company shall have no obligations under such credit facility. The Company shall use any remaining proceeds to drill and develop oil and gas wells on the Elk/Antelope structures in Papua New Guinea and for general corporate purposes.
     Section 5.5 Reservation of Shares. The Company shall at all times reserve and keep available out of its authorized but unissued Common Shares, solely for the purpose of effecting the conversion of the Debentures, such number of its Common Shares as shall from time to time be sufficient to effect the conversion of all the Debentures.
     Section 5.6 Reporting Issuer Status. The Company shall use its commercially reasonable efforts to maintain its status as a reporting issuer not in default in Ontario and to comply with its obligations in respect thereof. With a view to making available to the Purchasers the benefits of certain rules and regulations of the Commission which may permit the sale of the Underlying Shares to the public without registration, the Company agrees to use its commercially reasonable efforts to (a) make and keep public information available, as those terms are understood and defined in Securities Act Rule 144 or any similar or analogous rule promulgated under the Securities Act, and (b) file with the Commission, in a timely manner, all reports and other documents required of the Company under the Exchange Act.
     Section 5.7 Stock Exchange Approval. The Company shall use its commercially reasonable efforts to obtain in a timely manner the required final consents, approvals and authorizations of the Stock Exchange for the issuance and listing of the Underlying Shares.
     Section 5.8 Legal Opinion of Company Counsel. Within 30 days after the Closing Date, the Company shall deliver, or cause to be delivered to the Purchasers, a legal opinion of counsel to the Company, in form and substance reasonably satisfactory to the Purchasers.
ARTICLE VI.
CLOSING DELIVERIES
     Section 6.1 Company Deliveries. At each Closing, subject to the terms and conditions of this Agreement, the Company shall have delivered, or caused to be delivered, to each applicable Purchaser:
     (a) the Debentures (bearing the legend set forth in Section 4.8) at the Closing, all free and clear of any Liens, encumbrances or interests of any other party;
     (b) the Registration Rights Agreement, which shall have been duly executed by the Company;

     (c) a certificate of the Secretary of the Company, dated as of the applicable Closing Date, as to certain matters reasonably acceptable to such applicable Purchaser;
     (d) a certificate dated as of a recent date with respect to the due organization and good standing in the Yukon Territory, Canada of the Company;
     (e) a copy of the letter of the Toronto Stock Exchange that grants conditional approval of the listing of the Underlying Shares; and
     (f) a receipt, dated the applicable Closing Date, executed by the Company and delivered to each applicable Purchaser certifying that the Company has received the Purchase Price with respect to the Debentures issued and sold to each such Purchaser.
     Section 6.2 Purchaser Deliveries. At each Closing, subject to the terms and conditions of this Agreement, each applicable Purchaser shall have delivered, or caused to be delivered, to the Company:
     (a) payment to the Company of such Purchaser’s Commitment Amount by wire transfer(s) of immediately available funds to the account set forth in Schedule 6.2(a); and
     (b) the Registration Rights Agreement, which shall have been duly executed by such Purchaser;
     (c) in the event of a Subsequent Placement, signature pages binding such Purchaser to this Agreement with an amended Schedule 2.1.
ARTICLE VII.
INDEMNIFICATION, COSTS AND EXPENSES
     Section 7.1 Indemnification by the Company. The Company agrees to indemnify each Purchaser and its Representatives from, and hold each of them harmless against, any and all actions, suits, proceedings (including any investigations, litigation or inquiries), demands and causes of action, and, in connection therewith, and promptly upon demand, pay and reimburse each of them for all costs, losses, liabilities, damages or expenses of any kind or nature whatsoever, including the reasonable fees and disbursements of counsel and all other reasonable expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by them or asserted against or involve any of them as a result of, arising out of or in any way related to (i) any actual or proposed use by the Company of the proceeds of any sale of the Debentures or (ii) the breach of any of the representations, warranties or covenants of the Company contained herein.
     Section 7.2 Indemnification by the Purchasers. The Purchasers, severally but not jointly, agree to indemnify the Company and its Representatives from, and hold each of them harmless against, any and all actions, suits, proceedings (including any investigations, litigation or inquiries), demands and causes of action, and, in connection therewith, and promptly upon demand, pay and reimburse each of them for all costs, losses, liabilities, damages or expenses of any kind or nature whatsoever, including the reasonable fees and disbursements of counsel and all other reasonable expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by them or asserted against or involve any of them as a result of, arising out of or in any way related to the breach of any of the representations, warranties or covenants of the Purchasers contained herein.
     Section 7.3 Indemnification Procedure. Promptly after any party seeking reimbursement (the “Indemnified Party”) has received notice of any indemnifiable claim hereunder or the commencement of any action or proceeding by a third party, which the Indemnified Party believes in good faith is an indemnifiable claim under this Agreement, the Indemnified Party shall give the indemnitor hereunder (the “Indemnifying Party”) written notice of such claim or the commencement of such action or proceeding, but failure to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability it may have to such Indemnified Party hereunder except to the extent that the Indemnifying Party is materially prejudiced by such failure. Such notice shall state the nature and the basis of such claim to the extent then known. The Indemnifying Party shall have the right to defend and settle, at its own expense and by its own counsel, (such counsel reasonably acceptable to the Indemnified Party), any such matter as long as the Indemnifying Party pursues the same diligently and in good faith. If the Indemnifying Party undertakes to defend or settle, it shall promptly notify the Indemnified Party of its intention to do so, and the Indemnified Party shall cooperate with the Indemnifying Party and its counsel in all commercially reasonable respects in the defense thereof and the settlement thereof. Such cooperation shall include furnishing the Indemnifying Party with any books, records and other information reasonably requested by the Indemnifying Party and in the Indemnified Party’s possession or control. Such cooperation of the Indemnified Party shall be at the cost of the Indemnifying Party. After the Indemnifying Party has notified the Indemnified Party of its intention to undertake to defend or settle any such asserted liability, and for so long as the Indemnifying Party diligently pursues such defense, the Indemnifying Party shall not be liable for any additional legal expenses incurred by the Indemnified Party in connection with any defense or settlement of such asserted liability; provided, however, that the Indemnified Party shall be entitled (i) at its expense, to participate in the defense of such asserted liability and the negotiations of the settlement thereof and (ii) if (A) the Indemnifying Party has failed to assume the defense or (B) if the defendants in any such action include both the Indemnified Party and the Indemnifying Party and counsel to the Indemnified Party shall have concluded that there may be reasonable defenses available to the Indemnified Party that are different from or in addition to those available to the Indemnifying Party or if the interests of the Indemnified Party reasonably may be deemed to conflict with the interests of the Indemnifying Party, then the Indemnified Party shall have the right to select a separate counsel with consent of the Indemnifying Party and to assume such legal defense and otherwise to participate in the defense of such action, with the expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the Indemnifying Party as incurred. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not settle any indemnified claim without the consent of the Indemnified Party (which consent shall not be unreasonably withheld), unless the settlement thereof imposes no liability or obligation on, involves no admission of wrongdoing or malfeasance by, and includes a complete release from liability of, the Indemnified Party.

ARTICLE VIII.
MISCELLANEOUS
     Section 8.1 Interpretation. Article, Section, Schedule and Exhibit references are to this Agreement, unless otherwise specified. All references to instruments, documents, contracts and agreements are references to such instruments, documents, contracts and agreements as the same may be amended, supplemented and otherwise modified from time to time, unless otherwise specified. The word “including” shall mean “including but not limited to”. Whenever the Company has an obligation under the Basic Documents, the expense of complying with such obligation shall be an expense of the Company unless otherwise specified. Whenever any determination, consent or approval is to be made or given by a Purchaser under this Agreement, such action shall be in such Purchaser’s sole discretion unless otherwise specified. If any provision in the Basic Documents is held to be illegal, invalid, not binding or unenforceable, such provision shall be fully severable and the Basic Documents shall be construed and enforced as if such illegal, invalid, not binding or unenforceable provision had never comprised a part of the Basic Documents, and the remaining provisions shall remain in full force and effect. The Basic Documents have been reviewed and negotiated by sophisticated parties with access to legal counsel and shall not be construed against the drafter.
     Section 8.2 Survival of Provisions. The representations and warranties and indemnification obligations of the parties set forth in this Agreement shall survive the execution and delivery of this Agreement indefinitely. The covenants made in this Agreement or any other Basic Document shall survive the closing of the transactions described herein and remain operative and in full force and effect regardless of acceptance of any of the Debentures and payment therefor and repayment, conversion, exercise or repurchase thereof.
     Section 8.3 No Waiver; Modifications in Writing.
     (a) Delay. No failure or delay on the part of any Party in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to a Party at law or in equity or otherwise.
     (b) Specific Waiver. Except as otherwise provided in this Agreement or any other Basic Document, no amendment, waiver, consent, modification or termination of any provision of this Agreement or any other Basic Document shall be effective unless signed by each of the Parties or each of the original signatories thereto affected by such amendment, waiver, consent, modification or termination. Any amendment, supplement or modification of or to any provision of this Agreement or any other Basic Document, any waiver of any provision of this Agreement or any other Basic Document and any consent to any departure by the Company from the terms of any provision of this Agreement or any other Basic Document shall be effective only in the specific instance and for the specific purpose for which made or given. Notwithstanding the forgoing, the Debentures may be amended by an instrument in writing signed by the Company and the holders of Debentures representing at least a majority of the aggregate principal amount of the Debentures and such amendment shall be binding on all holders of Debentures; provided, however, that any amendment that disproportionately adversely affects a Purchaser shall require the prior written consent of such Purchaser. Except where notice is specifically required by this Agreement, no notice to or demand on any Party in any case shall entitle any Party to any other or further notice or demand in similar or other circumstances.
     Section 8.4 Binding Effect; Assignment.
     (a) Binding Effect. This Agreement shall be binding upon the Company, each Purchaser, and their respective successors and permitted assigns. Except as expressly provided in this Agreement, this Agreement shall not be construed so as to confer any right or benefit upon any Person other than the Parties to this Agreement and as provided in Article VII, and their respective successors and permitted assigns.
     (b) Assignment of Debentures. All or any portion of a Purchaser’s Debenture purchased pursuant to this Agreement may be sold, assigned or pledged by such Purchaser, subject to compliance with applicable securities Laws, Section 5.1 and the Registration Rights Agreement.
     (c) Assignment of Rights. Each Purchaser may assign all or any portion of its rights and obligations under this Agreement without the consent of the Company (i) to any Affiliate of such Purchaser or (ii) in connection with a total return swap or similar transaction with respect to the Debentures purchased by such Purchaser, and in each case the assignee shall be deemed to be a Purchaser hereunder with respect to such assigned rights or obligations and shall agree to be bound by the provisions of this Agreement. Except as expressly permitted by this Section 8.4(c), such rights and obligations may not otherwise be transferred except with the prior written consent of the Company (which consent shall not be unreasonably withheld), in which case the assignee shall be deemed to be a Purchaser hereunder with respect to such assigned rights or obligations and shall agree to be bound by the provisions of this Agreement.
     Section 8.5 Aggregation of Debentures. All Debentures held or acquired by Persons who are Affiliates of one another shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.
     Section 8.6 Confidentiality and Non-Disclosure. Notwithstanding anything herein to the contrary, each Purchaser that has executed a confidentiality agreement in favor of the Company shall continue to be bound by such confidentiality agreement in accordance with the terms thereof until the Company discloses on Form 6-K with the Commission the transactions contemplated hereby.
     Section 8.7 Communications. All notices and demands provided for hereunder shall be in writing and shall be given by regular mail, registered or certified mail, return receipt requested, facsimile, air courier guaranteeing overnight delivery, electronic mail or personal delivery to the following addresses:

If to the Company:
InterOil Corporation
PO Box 6567
Cairns QLD 4870, Australia
Telephone: +61 7 4046 4600
Facsimile: +61 7 4031 4565
Email: phil.mulacek@interoil.com and mark.laurie@interoil.com with a copy to:
Haynes and Boone, LLP
1221 McKinney Street, Suite 2100
Houston, Texas 77010
Attention: Guy Young and Bill Nelson
Telephone: (713) 547-2081
Facsimile: (713) 236-5699 and (713) 236-5557
Email: guy.young@haynesboone.com and bill.nelson@haynesboone.com
If to the Purchasers, to each Purchaser at the address set forth next to such
Purchaser’s name on Schedule 2.1.
or to such other address as the Company or such Purchaser may designate in writing. All notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; upon actual receipt if sent by registered or certified mail, return receipt requested, or regular mail, if mailed; when receipt acknowledged, if sent via facsimile; the next Business Day after delivery to the courier, if sent via an air courier guaranteeing overnight delivery or, and upon receipt if given via electronic mail.
     Section 8.8 Removal of Legend. The Company shall remove the legend described in Section 4.8(a) from the Debentures or the certificates evidencing Underlying Shares issuable upon conversion at the request of a Purchaser submitting to the Company such certificates, together with such other documentation as may be reasonably requested by the Company or required by its transfer agent, unless the Company, with the advice of counsel, reasonably determines that such removal is inappropriate; provided that no opinion of counsel shall be required in the event the Purchaser is effecting a sale of Underlying Shares pursuant to Rule 144 under the Securities Act or an effective registration statement. The Company shall cooperate with such Purchaser to effect removal of such legend. The legend described in Section 4.8(a) shall be removed and the Company shall issue a certificate without such legend to the holder of Debentures or Underlying Shares upon which it is stamped, if, unless otherwise required by state securities Laws, (i) such Debentures or Underlying Shares are sold pursuant to an effective Registration Statement, (ii) in connection with a sale, assignment or other transfer, such holder provides the Company with an opinion of a law firm reasonably acceptable to the Company (with any law firm set forth under Section 8.7 being deemed acceptable), in a generally acceptable form, to the effect that such sale, assignment or transfer of such Debentures or Underlying Shares may be made without registration under the applicable requirements of the Securities Act, or (iii) such holder provides the Company with reasonable assurance that such

Debentures or Underlying Shares can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A under the Securities Act.
     Section 8.9 Entire Agreement. This Agreement and the other Basic Documents are intended by the Parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the Parties hereto and thereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein or therein with respect to the rights granted by the Company or a Purchaser set forth herein or therein. This Agreement and the other Basic Documents supersede all prior agreements and understandings between the Parties with respect to such subject matter.
     Section 8.10 Governing Law. This Agreement will be construed in accordance with and governed by the Laws of the State of New York without regard to principles of conflicts of Laws.
     Section 8.11 Jurisdiction. Each of the Company and the Purchasers (i) hereby irrevocably submits to the exclusive jurisdiction of the United States District Court, the New York State courts and other courts of the United States sitting in the Borough of Manhattan, New York County, New York State for the purposes of any suit, action or proceeding arising out of or relating to this Agreement and (ii) hereby waives, and agrees not to assert in any such suit action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper. The Company and each of the Purchasers consent to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this paragraph shall affect or limit any right to serve process in any other manner permitted by law.
     Section 8.12 Jury Trial. EACH PARTY HERETO WAIVES THE RIGHT TO A TRIAL BY JURY.
     Section 8.13 Execution in Counterparts. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that all parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by email delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.
     Section 8.14 Expenses. If any action at law or equity is necessary to enforce or interpret the terms of the Basic Documents, the prevailing Party shall be entitled to reasonable attorney’s fees, costs and necessary disbursements in addition to any other relief to which such Party may be entitled.

     Section 8.15 Recapitalization, Exchanges, Etc. The provisions of this Agreement shall apply to the full extent set forth herein with respect to any and all equity interests of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise) that may be issued in respect of, in exchange for or in substitution of, the Debentures or the Underlying Shares, and the Underlying Shares shall be appropriately adjusted for combinations, share splits, recapitalizations and the like occurring after the date of this Agreement.
     Section 8.16 Obligations Limited to Parties to Agreement. Each of the parties hereto covenants, agrees and acknowledges that no Person other than the Purchasers (and their permitted assignees) shall have any obligation hereunder and that, notwithstanding that one or more of the Purchasers may be a corporation, partnership or limited liability company, no recourse under this Agreement or the other Basic Documents or under any documents or instruments delivered in connection herewith or therewith shall be had against any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any of the Purchasers or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any of the Purchasers or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any of the foregoing, as such, for any obligations of the Purchasers under this Agreement or the other Basic Documents or any documents or instruments delivered in connection herewith or therewith or for any claim based on, in respect of or by reason of such obligation or its creation.

     IN WITNESS WHEREOF, the Parties hereto execute this Agreement, effective as of the date first above written.

By:
Phil E. Mulacek
Chief Executive Officer

Signature Page to Securities Purchase Agreement

     IN WITNESS WHEREOF, the Parties hereto execute this Agreement, effective as of the date first above written.

By:
Name:
Title:

Signature Page to Securities Purchase Agreement